EXHIBIT 21.1
SUBSIDIARIES OF NERDWALLET, INC.*

Subsidiary Name	Jurisdiction of Incorporation

Fundera, Inc.	Delaware, United States
NerdWallet Compare, Inc	Delaware, United States
NerdWallet Insurance Services, Inc.	Delaware, United States
*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of NerdWallet, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.